MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2022

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2022 First Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three months ended March 31, 2022 which are prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, and audited consolidated financial statements of the Company as at and for the year ended December 31, 2021, as some disclosures from the annual consolidated financial statements have been condensed or omitted. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 11, 2022 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver and gold production in North America, pursuing the exploration and development of its existing mineral properties and acquiring new assets. The Company owns one producing mine in the USA, the Jerritt Canyon Gold Mine, three producing mines in Mexico: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and four mines currently in care and maintenance in Mexico: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2022 First Quarter Report	Page 3

2022 FIRST QUARTER HIGHLIGHTS

Key Performance Metrics	2022-Q1	2021-Q4	Change Q1 vs Q4	2021-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	877,118	955,810	(8%)	614,245	43%
Silver Ounces Produced	2,613,327	3,358,809	(22%)	2,908,024	(10%)
Silver Equivalent Ounces Produced	7,222,002	8,561,023	(16%)	4,540,296	59%
Cash Costs per Silver Equivalent Ounce (1)	$14.94	$12.32	21%	$12.61	18%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$20.87	$17.26	21%	$19.35	8%
Total Production Cost per Tonne (1)	$118.51	$105.37	12%	$90.03	32%
Average Realized Silver Price per Silver Equivalent Ounce (1)	$26.68	$24.18	10%	$27.13	(2%)

Financial (in $millions)
Revenues	$156.8	$204.9	(23%)	$100.5	56%
Mine Operating Earnings	$15.1	$40.4	(63%)	$28.1	(46%)
Net Earnings (Loss)	$7.3	($4.0)	NM	$1.9	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$35.3	$71.8	(51%)	$31.1	14%
Cash and Cash Equivalents	$192.8	$237.9	(19%)	$201.7	(4%)
Working Capital (1)	$194.4	$224.4	(13%)	$232.8	(16%)
Free cash flow (1)	($40.4)	$66.4	NM	($7.7)	NM

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	$0.03	($0.02)	NM	$0.01	NM
Adjusted EPS (1)	($0.02)	$0.02	(218%)	$0.03	(175%)
NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per silver equivalent ounce sold, average realized gold price per ounce sold, working capital, adjusted EPS and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 31 to 37 for a reconciliation of non-GAAP to GAAP measures.

First Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Ore Processed / Tonnes Milled	195,300	201,911	249,906	230,001	877,118
Silver Ounces Produced	1,632,117	337,201	644,009	—	2,613,327
Gold Ounces Produced	18,528	19,556	100	20,707	58,891
Silver Equivalent Ounces Produced	3,080,940	1,868,787	651,875	1,620,400	7,222,002
Cash Costs per Silver Equivalent Ounce	$9.41	$12.96	$16.41	$27.12	$14.94
All-in Sustaining Cost per Silver Equivalent Ounce	$12.98	$16.31	$19.63	$31.83	$20.87
Cash Cost per Gold Equivalent Ounce	N/A	N/A	N/A	$2,120	N/A
All-In Sustaining Costs per Gold Equivalent Ounce	N/A	N/A	N/A	$2,488	N/A
Total Production Cost per Tonne	$143.66	$111.36	$41.43	$187.15	$118.51

First Majestic Silver Corp. 2022 First Quarter Report	Page 4

Operational Highlights

•Total Production Increased by 59% Year-Over-Year: The Company produced 7.2 million silver equivalent ounces ("AgEq"), consisting of 2.6 million ounces of silver and 58,891 ounces of gold. Total production increased 59% when compared to the first quarter of 2021 primarily due to the acquisition of Jerritt Canyon. However, compared to a record breaking fourth quarter, production decreased by 16% due to high absenteeism related to an increase in COVID-19 cases in January and February which resulted in lower processed tonnes across all Mexican operating units.

•Cash Cost per Silver Equivalent Ounce for the quarter was $14.94 per ounce, compared to $12.32 per ounce in the previous quarter. The increase in cash cost per AgEq ounce was primarily due to inflationary cost pressures facing the Company, along with a decrease in production related to higher absenteeism driven by increases in COVID-19 cases across the Mexican operating units and extreme weather conditions at Jerritt Canyon which reduced gold production. Additionally, lower grades at Jerritt Canyon and San Dimas resulted in lowered production, which was partially offset by higher gold grade Ermitaño ore being processed at Santa Elena.
•All-in Sustaining Cost ("AISC") per Silver Equivalent Ounce in the first quarter was $20.87 per ounce compared to $17.26 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to higher cash costs due to decreased production, inflationary costs pressures along with an increase in general and administrative costs.
•Higher Production at Ermitaño: During the quarter, the Company processed 114,190 tonnes of ore from the Ermitaño mine at the Santa Elena processing plant, representing a 10% increase compared to the prior quarter. The higher volumes were the result of strong underground development rates as the mine continues its planned ramp up in 2022. The Company anticipates higher production rates as new production stopes are prepared and brought into production by year-end.

•Liquid Natural Gas (“LNG”) Power Plant Expansion at Santa Elena: The Company began the construction of the LNG powerplant expansion project and powerline at Santa Elena to provide low-cost, clean energy to the Ermitaño mine. The Company is planning to install four additional LNG generators to increase its power generation capacity to approximately 24 Megawatts ("MW") from the current 14 MW. In addition, construction of the new powerline to connect the LNG plant to Ermitaño began during the quarter.
•Awarded the 2022 Distinctive ESR in Mexico: The Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliaRSE) has awarded First Majestic’s San Dimas, Santa Elena and La Encantada mining units with the Socially Responsible Business Distinction for 2022 (Distintivo Empressa Socialmente Responsible 2022). This annual award of distinction was accomplished after having demonstrated continued responsibility, transparency and sustainability at its operations in Mexico.

•29 Exploration Drill Rigs Active: The Company completed a total of 75,225 metres of exploration drilling across the Company’s mines during the quarter. Throughout the quarter, a total of 29 exploration drill rigs were active consisting of 11 rigs at San Dimas, 11 rigs at Jerritt Canyon, five rigs at Santa Elena and two rigs at La Encantada.

Financial Highlights

•In the first quarter, the Company generated revenues of $156.8 million compared to $100.5 million in the first quarter of 2021. The increase in revenues was primarily attributed to the addition of Jerritt Canyon and the processing of the Ermitaño ore which was partially offset by a lower average realized silver price which averaged $26.68 per ounce during the quarter, a 2% decrease compared to $27.13 in the first quarter of 2021.
•The Company realized mine operating earnings of $15.1 million compared to mine operating earnings of $28.1 million in the first quarter of 2021. The decrease in mine operating earnings was primarily attributed to an increase in cost of sales and depreciation and depletion attributed to the addition of Jerritt Canyon, partially offset by an increase in silver ounces sold.
•Net earnings for the quarter was $7.3 million (EPS of $0.03) compared to net earnings of $1.9 million (EPS of $0.01) in the first quarter of 2021. The increase in net earnings was primarily attributed to a $11.7 million income tax recovery compared to an expense of $6.7 million in the first quarter of 2021. The increase in income tax recovery was primarily due to the changes in valuation allowance, the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances, and the change in non-deductible expenses.

First Majestic Silver Corp. 2022 First Quarter Report	Page 5

•Adjusted net loss (a non-GAAP measure) for the quarter, normalized for non-cash or non-recurring items such as share-based payments, unrealized gain on foreign currency derivatives and deferred income taxes for the quarter ended March 31, 2022, was $6.2 million (Adjusted EPS of ($0.02)) compared to adjusted net earnings of $7.0 million (Adjusted EPS of $0.03) in the first quarter of 2021.
•Operating cash flow before movements in working capital and taxes in the quarter was an inflow of $35.3 million compared to a cash inflow of $31.1 million in the first quarter of 2021.
•As of March 31, 2022, the Company had cash and cash equivalents of $192.8 million and working capital of $194.4 million.
•On March 31, 2022, the Company amended its senior secured revolving credit facility by extending the maturity date from November 30, 2022 to March 31, 2025 and increased the credit limit from $50.0 million to $100.0 million.
•In addition, the Company completed its previous announced at-the-market equity offering throughout March and April with the sale of 2.3 million shares of common stock at an average price of $13.53 per share for gross proceeds of $31.4 million.

First Majestic Silver Corp. 2022 First Quarter Report	Page 6

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2022	2021				2020
PRODUCTION HIGHLIGHTS	Q1	Q4	Q3	Q2(3)	Q1	Q4	Q3	Q2(1)
Ore processed/tonnes milled
San Dimas	195,300	206,738	214,205	202,382	199,466	208,648	189,918	114,390
Santa Elena	201,911	224,459	234,862	234,381	185,358	168,276	204,577	89,590
La Encantada	249,906	268,239	263,645	242,839	229,421	248,408	261,425	129,579
Jerritt Canyon	230,001	256,374	230,415	146,611	—	—	—	—
Consolidated	877,118	955,810	943,126	826,213	614,245	625,332	655,920	333,559

Silver equivalent ounces produced
San Dimas	3,080,940	4,015,346	3,422,032	3,176,725	2,910,946	3,477,061	3,125,662	2,395,633
Santa Elena	1,868,787	1,955,550	1,061,657	1,140,398	884,332	901,630	1,091,026	595,651
La Encantada	651,875	768,796	913,481	847,502	745,018	1,098,800	984,397	514,092
Jerritt Canyon	1,620,400	1,821,331	1,922,270	1,270,398	—	—	—	—
Consolidated	7,222,002	8,561,023	7,319,441	6,435,023	4,540,296	5,477,492	5,201,085	3,505,376

Silver ounces produced
San Dimas	1,632,117	2,174,353	1,888,371	1,868,031	1,716,143	1,941,286	1,678,075	1,102,931
Santa Elena	337,201	426,870	508,641	565,453	453,528	418,153	502,375	222,100
La Encantada	644,009	757,586	905,074	840,541	738,354	1,093,521	978,416	509,544
Consolidated	2,613,327	3,358,809	3,302,086	3,274,026	2,908,024	3,452,959	3,158,866	1,834,575

Gold ounces produced
San Dimas	18,528	23,795	20,767	19,227	17,448	19,980	18,268	12,042
Santa Elena	19,556	19,810	7,498	8,453	6,327	6,294	7,428	3,677
Jerritt Canyon	20,707	23,660	26,145	18,762	—	—	—	—
Consolidated	58,791	67,265	54,410	46,442	23,775	26,274	25,696	15,719

Cash cost per Ounce(2)
San Dimas (per AgEq Ounce)	$9.41	$7.98	$8.29	$10.17	$10.00	$8.49	$7.74	$6.43
Santa Elena (per AgEq Ounce)	$12.96	$11.56	$17.09	$16.70	$20.18	$16.50	$13.81	$11.44
La Encantada (per AgEq Ounce)	$16.41	$14.51	$12.25	$13.66	$13.77	$10.42	$10.16	$9.55
Jerritt Canyon (per AuEq Ounce)	$2,120	$1,674	$1,735	$1,407	$—	$—	$—	$—
Consolidated (per AgEq Ounce)	$14.94	$12.32	$14.09	$13.89	$12.61	$10.21	$9.48	$7.76

All-in sustaining cost per Ounce(2)
San Dimas (per AgEq Ounce)	$12.98	$11.29	$11.58	$14.22	$14.31	$12.32	$10.74	$10.70
Santa Elena (per AgEq Ounce)	$16.31	$14.02	$21.10	$21.31	$25.66	$21.76	$16.36	$15.02
La Encantada (per AgEq Ounce)	$19.63	$19.41	$15.28	$15.97	$16.30	$12.39	$12.12	$11.76
Jerritt Canyon (per AuEq Ounce)	$2,488	$2,077	$2,286	$1,679	$—	$—	$—	$—
Consolidated (per AgEq Ounce)	$20.87	$17.26	$19.93	$19.42	$19.35	$16.12	$14.01	$13.95

Production cost per tonne
San Dimas	$143.66	$146.30	$128.67	$153.43	$140.29	$135.13	$120.60	$129.67
Santa Elena	$111.36	$93.78	$75.76	$79.17	$94.15	$86.32	$71.44	$74.50
La Encantada	$41.43	$39.70	$41.08	$45.71	$42.99	$43.72	$36.04	$36.80
Jerritt Canyon	$187.15	$151.23	$192.17	$177.30	$—	$—	$—	$—
Consolidated	$118.51	$105.37	$106.52	$104.94	$90.03	$85.68	$71.56	$78.78
1) In response to the COVID-19 pandemic, the Mexican Ministry of Health issued a decree requiring non-essential businesses, including mining, to temporarily suspend activities until May 23, 2020. As a result, production and costs were adversely affected during the quarter.
2) Effective January 1, 2021, the Company is reporting its cash costs and all-in sustaining costs on a per silver equivalent ("AgEq") ounce basis. Cash cost and AISC per AgEq Ounce for previous comparative periods were updated based on the new metric. See "Non-GAAP" section.
3) Jerritt Canyon quarterly production was from April 30, 2021 to June 30, 2021, or 62 days.

First Majestic Silver Corp. 2022 First Quarter Report	Page 7

Operating Results – Consolidated Operations

CONSOLIDATED	2022-Q1	2021-Q4	2021-Q1	Change Q1 vs Q4	Change '22 vs '21

Ore processed/tonnes milled	877,118	955,810	614,245	(8%)	43%
Average silver grade (g/t)	109	125	166	(13%)	(34%)
Average gold grade (g/t)	2.31	2.42	1.26	(5%)	83%
Silver recovery (%)	85%	88%	89%	(3%)	(4%)
Gold recovery (%)	90%	91%	96%	(1%)	(6%)

Production
Silver ounces produced	2,613,327	3,358,809	2,908,024	(22%)	(10%)
Gold ounces produced	58,891	67,411	23,873	(13%)	147%
Silver equivalent ounces produced	7,222,002	8,561,023	4,540,296	(16%)	59%

Cost
Cash Cost per AgEq Ounce	$14.94	$12.32	$12.61	21%	18%
All-In sustaining costs per AgEq ounce	$20.87	$17.26	$19.35	21%	8%
Total production cost per tonne	$118.51	$105.37	$90.03	12%	32%

Underground development (m)	11,153	11,535	13,706	(3%)	(19%)
Diamond drilling (m)	75,225	55,621	39,550	35%	90%

The Impact of COVID-19 on Business and Operations
COVID-19 sanitary protocols were established in 2020 at all Company facilities and operations. These protocols include continuous monitoring and testing of workers, use of effective PPE, and other sanitary control measures. These measures have proven mostly effective at managing the pandemic impacts on the Company’s operations and remain in full effect. Worker availability was limited by the Omicron COVID-19 variant in Q1 2022 as the Company’s screening processes identified a spike in cases in January and February. Mine development rates were reduced in Mexico which negatively impacted ore extraction rates and grade in the quarter. By March, all operations workforce levels had returned to normal.

The Company also continues supporting local communities by sponsoring health professionals, medical and testing equipment, personal protective equipment, medicine and health supplements.

Production
Total production in the first quarter was 7.2 million silver equivalent ounces, consisting of 2.6 million ounces of silver and 58,891 ounces of gold, representing a decrease of 22% and 13%, respectively, compared to the previous quarter.

Total ore processed during the quarter at the Company's mines amounted to 877,118 tonnes, representing a decrease of 8% compared to the previous quarter. The decrease in tonnes processed was primarily due to higher-than-normal absenteeism in the months of January and February due to new variants of COVID-19 in Mexico. In March, staffing levels improved and production rates returned to normal across the Mexican operating units.

Consolidated silver and gold grades in the quarter averaged 109 g/t and 2.31 g/t, respectively, compared to 125 g/t and 2.42 g/t, respectively, in the previous quarter. The slight decrease in consolidated silver and gold grades were primarily due to lower grades at the La Encantada and San Dimas mines partially offset by a 7% increase in gold grades at Santa Elena after processing higher volumes of ore from Ermitaño.

Consolidated silver and gold recoveries averaged 85% and 90%, respectively, during the quarter. The Company continued to advance the Santa Elena mill optimization project to facilitate finer grinding and improve metallurgical recoveries of Ermitaño’s ore which averaged 52% for silver and 91% for gold in the first quarter. A new tailings filter-press, an additional leaching tank and a fourth counter current decantation ("CCD") thickener is expected to be installed and commissioned at Santa Elena in the next six months.

First Majestic Silver Corp. 2022 First Quarter Report	Page 8

Cash Cost and All-In Sustaining Cost per Ounce
Cash cost per AgEq ounce for the year was $14.94 per ounce, compared to $12.32 per ounce in the previous quarter. The increase in cash cost per AgEq ounce was primarily due to decrease in production, inflationary cost pressures facing the Company, along with a decrease in production related to higher absenteeism due to increases in COVID-19 cases across the Mexican operating units and extreme weather conditions at Jerritt Canyon which reduced gold production. Additionally, lower grades at Jerritt Canyon and San Dimas resulted in lowered production, which was partially offset by higher grade Ermitaño ore being processed at Santa Elena.

To help with the inflationary cost pressures, management has developed a series of cost reduction initiatives across the organization to improve efficiencies, lower production costs, capital spending, care and maintenance holding costs and corporate G&A costs.

All-in Sustaining Cost per AgEq ounce in the first quarter was $20.87 per ounce compared to $17.26 per ounce in the previous quarter. The increase in AISC per AgEq ounce was primarily attributed to higher cash costs due to decreased production, inflationary costs pressures along with an increase in general and administrative costs.

Development and Exploration
During the quarter, the Company completed 11,153 metres of underground development and 75,225 metres of diamond drilling, compared to 11,535 metres and 55,621 metres, respectively, in the previous quarter. The increase in exploration metres was attributed to the expanded exploration program at Jerritt Canyon Gold.

Throughout the quarter, a total of 29 exploration drill rigs were active consisting of 11 rigs at San Dimas, 11 rigs at Jerritt Canyon, five rigs at Santa Elena and two rigs at La Encantada.

First Majestic Silver Corp. 2022 First Quarter Report	Page 9

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver and gold mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita, or by improved roadway. The Company owns 100% of the San Dimas mine.

San Dimas	2022-Q1	2021-Q4	2021-Q1	Change Q1 vs Q4	Change '22 vs '21

Total ore processed/tonnes milled	195,300	206,738	199,466	(6%)	(2%)
Average silver grade (g/t)	282	347	285	(19%)	(1%)
Average gold grade (g/t)	3.09	3.71	2.83	(17%)	9%
Silver recovery (%)	92%	94%	94%	(2%)	(2%)
Gold recovery (%)	96%	96%	96%	0%	0%

Production
Silver ounces produced	1,632,117	2,174,353	1,716,143	(25%)	(5%)
Gold ounces produced	18,528	23,795	17,448	(22%)	6%
Silver equivalent ounces produced	3,080,940	4,015,346	2,910,946	(23%)	6%

Cost
Cash cost per AgEq Ounce	$9.41	$7.98	$10.00	18%	(6%)
All-In sustaining costs per AgEq Ounce	$12.98	$11.29	$14.31	15%	(9%)
Total production cost per tonne	$143.66	$146.30	$140.29	(2%)	2%

Underground development (m)	6,005	5,104	8,242	18%	(27%)
Diamond drilling (m)	19,344	17,279	24,078	12%	(20%)

During the first quarter, San Dimas produced 3,080,940 silver equivalent ounces consisting of 1,632,117 ounces of silver and 18,528 ounces of gold, representing a decrease of 25% and 22%, respectively, when compared to the prior quarter. The decrease in production was primarily due to high absenteeism in the months of January and February caused by an increase in COVID-19 infections within the Tayoltita community and a reduction in ore grade.

The mill processed a total of 195,300 tonnes of ore with average silver and gold grades of 282 g/t and 3.09 g/t, respectively, compared to 206,738 tonnes milled with average silver and gold grades of 347 g/t and 3.71 g/t, in the previous quarter. Silver and gold grades were lower in the first quarter due to higher dilution from the long hole stopes in the Jessica Vein.

Silver and gold recoveries averaged 92% and 96%, respectively, during the quarter.

The Central Block and Sinaloa Graben areas contributed approximately 76% and 24%, respectively, of the total production during the quarter. The Company continued advancing underground development for stope preparation and ventilation within the Perez Vein to be ready for initial production in the third quarter.

In the first quarter, cash cost per AgEq ounce was $9.41 per ounce compared to $7.98 per ounce in the prior quarter. The increase in cash costs during the quarter was primarily due to a 23% decrease in silver equivalent ounces produced resulting from higher dilution and use of backfill material combined with lower silver recovery.

First Majestic Silver Corp. 2022 First Quarter Report	Page 10

AISC per AgEq ounce for the quarter was $12.98 per ounce compared to $11.29 per ounce in the prior quarter. The increase was primarily due to an increase in cash costs per AgEq ounce partially offset by lower overall sustaining costs incurred during the quarter.

The San Dimas mine is subject to a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton" or "WPM") which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at March 31, 2022 was 70:1. During the three months ended March 31, 2022 , the Company delivered 10,070 ounces (2021 - 10,273 ounces) of gold to WPM at $618 (2021 - $612) per ounce.

A total of 6,005 metres of underground development was completed in the first quarter, compared to 5,104 metres in the prior quarter. During the first quarter, a total of 11 drill rigs, consisting of one surface rig and 10 underground rigs, were active on the property and completed 19,344 metres compared to 17,279 metres in the prior quarter.

First Majestic Silver Corp. 2022 First Quarter Report	Page 11

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine including mining concessions totaling over 102,244 hectares, inclusive of the Ermitaño concessions and ore deposit.

SANTA ELENA	2022-Q1	2021-Q4	2021-Q1	Change Q1 vs Q4	Change '22 vs '21

Total ore processed/tonnes milled	201,911	224,459	185,358	(10%)	9%
Average silver grade (g/t)	69	72	82	(4%)	(16%)
Average gold grade (g/t)	3.18	2.97	1.11	7%	186%
Silver recovery (%)	76%	82%	93%	(7%)	(18%)
Gold recovery (%)	95%	92%	96%	3%	(1%)

Production
Silver ounces produced	337,201	426,870	453,528	(21%)	(26%)
Gold ounces produced	19,556	19,810	6,327	(1%)	209%
Silver equivalent ounces produced	1,868,787	1,955,550	884,332	(4%)	111%

Cost
Cash cost per AgEq Ounce	$12.96	$11.56	$20.18	12%	(36%)
All-In sustaining costs per AgEq Ounce	$16.31	$14.02	$25.66	16%	(36%)
Total production cost per tonne	$111.36	$93.78	$94.15	19%	18%

Underground development (m)	3,043	4,430	4,500	(31%)	(32%)
Diamond drilling (m)	13,241	13,847	12,607	(4%)	5%

During the first quarter, Santa Elena produced 1,868,787 silver equivalent ounces consisting of 337,201 ounces of silver and 19,556 ounces of gold representing a decrease of 21% in silver and a marginal decrease in gold production, when compared to the prior quarter. The decrease in silver production was primarily due to processing higher volumes of Ermitaño’s ore which is known to contain lower silver grades but much higher gold and silver equivalent grades than Santa Elena’s ore.

Santa Elena and Ermitaño contributed approximately 43% and 57%, respectively, of the ore tonnes processed during the quarter. The mill processed a total of 201,911 tonnes during the quarter, consisting of 87,721 tonnes from Santa Elena and 114,190 tonnes of ore from Ermitaño compared to total production of 224,459 tonnes in the prior quarter. At quarter end, a total of 94,845 tonnes of mineralized material grading 1.48 g/t gold and 76 g/t silver remained in surface stockpiles at Santa Elena.

Silver and gold grades from Santa Elena averaged 69 g/t and 3.18 g/t, respectively, which represented a decrease of 4% in silver grades and an increase of 7% in gold grades compared to the previous quarter. Silver and gold grades from Ermitaño averaged 45 g/t and 4.98 g/t, respectively, compared to 54 g/t and 4.83 g/t, in the previous quarter.

Consolidated silver and gold recoveries in the first quarter averaged 76% and 95%, respectively compared to 82% and 92% respectively in the prior quarter. The Company continued to advance the dual-circuit construction at the Santa Elena processing plant which is designed to increase leaching performance and metallurgical recoveries of ore from Ermitaño and expand throughput capacity at the plant. An additional leaching tank and a fourth CCD thickener are now expected to be commissioned in the third quarter followed by a new tailings filter-press in the fourth quarter of 2022.

During the quarter, the Company began construction of the LNG powerplant expansion and powerline at Santa Elena to provide low-cost, clean power to the Ermitaño mine and to support the power requirements for the dual-circuit installations. The Company is planning to install four additional LNG generators and five storage tanks to increase its power generation capacity to approximately 24 MW from the current 14 MW. Furthermore, construction on a new powerline to connect the LNG plant to Ermitaño also began during the quarter with completion expected in the third quarter of the current year.

First Majestic Silver Corp. 2022 First Quarter Report	Page 12

Cash cost per AgEq ounce in the first quarter was $12.96 per ounce compared to $11.56 per ounce in the previous quarter. The increase in cash cost was primarily attributed to costs being divided by 4% less silver equivalent ounces produced compared to the previous quarter as well as well as the introduction of Cemented Rock Fill ("CRF") mining method at Ermitaño which allows for more ground stability and reduction of dilution. AISC per AgEq ounce for the quarter was $16.31 per ounce compared to $14.02 per ounce in the prior quarter. The increase in AISC was primarily driven by the increase in cash costs per ounce as well as the decrease in AgEq ounces produced during the quarter.

The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from the leach pad and a designated area of its underground operations over the life of mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase every April) and the prevailing market price. During the quarter the Company delivered 621 ounces of gold (2021 - 1,201 ounces) to Sandstorm at an average price of $468 per ounce (2021 - $464 per ounce).

Orogen Royalties Inc., formerly Evrim Resource Corp., retains a 2% net smelter return ("NSR") royalty from the sale of mineral products extracted from the Ermitaño mining concessions. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño mining concessions. As of the three months ended March 31, 2022, the Company has accrued $2.2 million (2021 - $nil) in NSR from the production of Ermitaño to be paid in the second quarter of 2022.

In the first quarter, Santa Elena completed a total of 3,043 metres of underground development, compared to 4,430 metres in the previous quarter. The reduction in mine development rates was a result of high absenteeism due to a spike in Covid infections and a change in mine development contractors at the site. A total of five drill rigs, consisting of three surface rigs and two underground rig, were active at the end of the quarter, completing 13,241 metres of exploration drilling compared to 13,847 metres in the prior quarter.

First Majestic Silver Corp. 2022 First Quarter Report	Page 13

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 120 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all the necessary infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via an improved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2022-Q1	2021-Q4	2021-Q1	Change Q1 vs Q4	Change '22 vs '21

Ore processed/tonnes milled	249,906	268,239	229,421	(7%)	9%
Average silver grade (g/t)	108	117	131	(8%)	(18%)
Silver recovery (%)	74%	75%	77%	(1%)	(4%)

Production
Silver ounces produced	644,009	757,586	738,354	(15%)	(13%)
Gold ounces produced	100	146	98	(32%)	3%
Silver equivalent ounces produced	651,875	768,796	745,019	(15%)	(13%)

Cost
Cash cost per AgEq Ounce	$16.41	$14.51	$13.77	13%	19%
All-In sustaining costs per AgEq Ounce	$19.63	$19.41	$16.30	1%	20%
Total production cost per tonne	$41.43	$39.70	$42.99	4%	(4%)

Underground development (m)	510	790	965	(35%)	(47%)
Diamond drilling (m)	1,284	2,406	2,867	(47%)	(55%)

During the quarter, La Encantada produced 644,009 silver ounces compared to 757,586 silver ounces in the previous quarter, representing a 15% decrease in production. The decrease was primarily due to a 7% decrease in processed tonnes and an 8% decrease in silver grade.

The mill processed a total of 249,906 tonnes with an average silver grade and recovery during the quarter of 108 g/t and 74%, respectively, compared to 268,239 tonnes, 117 g/t and 75%, respectively, in the previous quarter. The decrease in grade and recoveries were the result of low-grade material being sourced from previously mined areas. The Company continued developing towards the Ojuelas orebody as well as installing new draw-points within the 660 area in an effort to increase silver grades in the second half of 2022.

Cash cost per AgEq ounce for the quarter was $16.41 compared to $14.51 in the previous quarter. The increase in cash cost was primarily due to the 15% decrease in silver equivalent ounces produced.

AISC per AgEq ounce for the quarter was $19.63 per ounce, a marginal increase compared to $19.41 per ounce in the previous quarter due to higher cash costs and partially offset by lower sustainability costs incurred in the quarter.

A total of two underground drill rigs were active on the property at the end of the quarter. A total of 510 metres of underground development were completed in the first quarter compared to 790 metres in the prior quarter. One underground and one surface drill completed 1,284 metres of drilling compared to 2,406 metres in the previous quarter.

First Majestic Silver Corp. 2022 First Quarter Report	Page 14

Jerritt Canyon Gold Mine, Nevada, United States
The Jerritt Canyon Gold Mine is an underground mine located in Northern Nevada, United States. Jerritt Canyon was discovered in 1972 and has been in production since 1981 having produced over 9.5 million ounces of gold over its 40-year production history. The mine was purchased by the Company on April 30, 2021 and currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,000 tonnes per day (“tpd”). The property consists of a large, under explored land package consisting of 30,821 hectares (119 square miles). Jerritt Canyon is 100% owned by the Company.

Jerritt Canyon	2022-Q1	2021-Q4	Change Q1 vs Q4

Ore processed/tonnes milled	230,001	256,374	(10%)
Average gold grade (g/t)	3.39	3.41	(1%)
Gold recovery (%)	83%	84%	(2%)

Production
Gold ounces produced	20,707	23,660	(12%)
Silver equivalent ounces produced	1,620,400	1,821,331	(11%)

Cost
Cash cost per AuEq Ounce	$2,120	$1,674	27%
All-In sustaining costs per AuEq Ounce	$2,488	$2,077	20%
Total production cost per tonne	$187.15	$151.23	24%

Underground development (m)	1,595	1,211	32%
Diamond drilling (m)	41,356	22,089	87%

During the first quarter, Jerritt Canyon produced 20,707 ounces of gold, representing a 12% decrease compared to the prior quarter. The decrease was primarily due to winter weather conditions in January which resulted in a 10% reduction in tonnes processed compared to the prior quarter.

The mill processed a total of 230,001 tonnes with an average gold grade and recovery of 3.39 g/t and 83%, respectively, compared to 256,374 tonnes with an average grade and recovery of 3.41 g/t and 84%, respectively in the prior quarter.

The SSX and Smith mines contributed approximately 35% and 48%, respectively, of the total production in the quarter. In addition, several surface areas contributed approximately 17% of total production during the quarter. The processing of lower ore grade from SSX and surface material continued during the quarter which resulted in lower than budgeted ore grades processed in the plant. The Company has begun rehabilitation efforts in the West Generator underground mine and expects to begin shipping ore to the plant by the end of the second quarter. This new area, along with the rehabilitation of the Saval II underground mine, is anticipated to increase mine throughput and the average gold head grade at the plant in the second half of 2022.

Cash cost per AuEq ounce for the quarter was $2,120 compared to $1,674 in the prior quarter primarily due to a decrease in gold ounces produced along with higher costs associated with energy, reagents and consumables, as well as maintenance related to the milling area in the processing plant. AISC per AuEq ounce for the quarter was $2,488 per ounce, compared to $2,077 in the prior quarter primarily due to higher cash costs during the quarter.

In March, the Company implemented an amended contract with the main mining contractor and took control of all mine planning, technical services, geology, mine engineering and ore controls in the SSX and Smith mines which is expected to result in improved efficiencies and lower costs in the coming quarters.

A total of eleven drill rigs, consisting of two surface rigs and nine underground rigs, were active at the end of the quarter. A total of 41,356 diamond drilling metres and 1,595 metres of underground development were drilled during the quarter.

Since the acquisition, First Majestic has been developing a long-term mine and exploration plan for the future of the operation. The Company has identified numerous projects that have been implemented or will be implemented over the

First Majestic Silver Corp. 2022 First Quarter Report	Page 15

next 12 to 24 months to improve environmental compliance and production, and reduce costs at the mine and processing plant, including:

1.Rebuild a Leadership Team and add technical expertise to the operation (Completed)
2.Complete the remodeling of all resources inclusive of all available drilling data and mapping (Completed)
3.Execute a roaster expansion capacity study for future growth (Completed)
4.Optimize the water treatment plant for mine dewatering prioritization (Completed)
5.Complete the lift upgrade and develop a long-term TSF2 plan (Completed)
6.Establish a Special Environmental Trust to manage the Reclamation and Closure of four waste rock stockpiles (Completed)
7.Complete a site-wide Environmental Audit (Completed)
8.Connect the two underground Smith and SSX producing mines with an underground development drift which will be used for future ore haulage and exploration activities (Completed)
9.Obtain permits for potential pushbacks of past-producing open pits for future mill feed (Ongoing)
10.Test over 25 high-priority exploration targets, both near-mine and greenfield (Ongoing)
11.Evaluate and complete ore purchase opportunities with third parties to fill roaster excess capacity (Ongoing)
12.Optimize the underground mining plan and execution of mining with the mine contractor (Ongoing)
13.Evaluate and competitively bid all major procurement contracts for services and consumables (Ongoing)
14.Develop a mercury remediation plan for improved capture of off-gas from the roasters and refinery (Ongoing)

It should be noted that many of the anticipated benefits from these modifications are not yet reflected in the forecasted operating results and are expected to take several quarters to materialize.

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO 9001 certified central laboratory, metallurgical pilot plant, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been placed on care and maintenance since September 2019. The Company completed discussions with the La Parrilla Ejido to continue the long-term land use agreement at La Parrilla during the fourth quarter of 2021.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 3,815 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Operations at the Del Toro mine has been placed on care and maintenance since January 2020.

First Majestic Silver Corp. 2022 First Quarter Report	Page 16

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 12,795 hectares, plus an application of a new mining concession covering 24,723 hectares to be granted. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to marginal economics and growing insecurity in the area. The Company continues to work with government authorities to secure the area and continued to maintain the mine and plant facilities, including advancing a buttressing project on the TSF2 tailings impoundment. The mine remains in care and maintenance.

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018.

Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.
Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

Springpole is one of Canada’s largest, undeveloped gold projects with permitting underway. In January 2021, First Mining announced positive results of its Pre-Feasibility Study (“PFS”) which supports a 30,000 tonnes-per-day open pit mining operation over an 11 year mine life. First Mining announced resources of 24.3 million ounces of silver in the Indicated

First Majestic Silver Corp. 2022 First Quarter Report	Page 17

category and 1.4 million ounces of silver in the Inferred category, plus 4.6 million ounces of gold in the Indicated category and 0.3 million ounces of gold in the Inferred category.

The Springpole Project also includes large land holdings of 41,913 hectares which are fully encompassed under the silver streaming agreement.

As at March 31, 2022, the Company has paid $17.5 million in consideration to First Mining as part of the agreement, of which $5.7 million was allocated to other financial assets and $11.8 million was allocated to the Springpole Silver Stream recognized within exploration and evaluation assets.

First Mining is a related party with one independent board member who is also a director and/or officer of First Majestic.

First Majestic Silver Corp. 2022 First Quarter Report	Page 18

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended March 31, 2022 and 2021 (in thousands of dollars, except for per share amounts):

	First Quarter	First Quarter
	2022	2021	Variance %

Revenues	$156,838	$100,522	56%	(1)
Mine operating costs
Cost of sales	111,213	57,061	95%	(2)
Depletion, depreciation and amortization	30,556	15,345	99%	(3)
	141,769	72,406	96%

Mine operating earnings	15,069	28,116	(46%)

General and administrative expenses	10,282	6,961	48%	(4)
Share-based payments	4,822	3,594	34%	(5)
Mine holding costs	3,165	3,868	(18%)
Foreign exchange loss	(709)	(1,797)	61%
Operating earnings	(2,491)	15,490	116%
Investment and other income (loss)	2,632	(3,150)	184%	(6)
Finance costs	(4,590)	(3,773)	(22%)
Earnings before income taxes	(4,449)	8,567	NM
Current income tax expense	11,492	8,537	(35%)
Deferred income tax recovery	(23,226)	(1,825)	NM
Income tax (recovery) expense	(11,734)	6,712	NM	(7)
Net earnings for the period	$7,285	$1,855	NM	(8)

Earnings per share (basic)	$0.03	$0.01	NM	(8)
Earnings per share (diluted)	$0.03	$0.01	NM	(8)

NM - Not meaningful

1.Revenues in the quarter increased $56.3 million compared to the same quarter of the previous year primarily attributed to:
•a 52% increase in payable silver equivalent ounces sold compared to the same quarter of the previous year which resulted in an increase in revenues of $59.2 million primarily due to the addition of the Jerritt Canyon Gold on April 30, 2021 and the addition of Ermitaño mine at Santa Elena in the fourth quarter of 2021;
Partially offset by:
•a marginal decrease in realized silver price per ounce sold, which averaged $26.68 during the quarter compared to $27.13 in the first quarter of 2021, resulting in a $2.9 million decrease in revenues.

2.Cost of sales in the quarter increased $54.2 million compared to the same quarter of the previous year primarily due to:
•the addition of the Jerritt Canyon Gold mine which incurred $45.6 million in cost of sales during the first quarter;
•an increase of $6.4 million at Santa Elena due to the addition ore tonnage processed from the Ermitaño mine which was added in the prior quarter;
•a $4.6 million increase due to the write-down of inventory to net realizable value; and
•higher labour, consumables and energy costs primarily due to inflationary pressures during the quarter;
Partially offset by:
•a marginal decrease in workers participation costs as well as transportation and selling costs during the quarter.

First Majestic Silver Corp. 2022 First Quarter Report	Page 19

3.Depletion, depreciation and amortization in the quarter increased $15.2 million compared to the same quarter of the previous year, primarily as a result of:
•the addition of the Jerritt Canyon Gold Mine which incurred $11.6 million of depletion, depreciation and amortization;
•an increase of $2.7 million related to depletion at the San Dimas, Santa Elena and La Encantada mines due to a higher depletable balance of mining interests during the period; and
•an increase of depletable right of use assets from the Santa Elena LNG powerplant facility which incurred $0.9 million in depreciation.
4.General and administrative expenses increased by $3.3 million compared to the same quarter of 2021, primarily due to an increase in administrative costs from the addition of Jerritt Canyon, as well as an increase in employee salaries and benefits including the annual incentive compensation.
5.Share based payments increased by $1.2 million compared to the same quarter of 2021, primarily attributed to an increase in the fair value of the options granted, restricted and performance share units granted during the previous year as well as the introduction of the deferred shares units compensation for the independent directors.
6.Investment and other income for the quarter increased by $5.8 million compared to the first quarter of the prior year, primarily due to a gain of $2.9 million on the investments in silver future derivatives and an unrealized loss of $0.5 million on the Company's marketable securities, compared to an unrealized loss on the Company's marketable securities of $1.3 million and a loss of $2.1 million on assets held for sale during the same quarter of the previous year.
7.During the quarter, the Company recorded an income tax recovery of $11.7 million compared to an expense of $6.7 million in the first quarter of 2021. The decrease in income tax expense was primarily due to the changes in valuation allowance, the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances, and the change in non-deductible expenses.

8.As a result of the foregoing, net earnings for the quarter was $7.3 million (EPS of $0.03) compared to net earnings of $1.9 million (EPS of $0.01) in the same quarter of the prior year.

First Majestic Silver Corp. 2022 First Quarter Report	Page 20

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2022	2021				2020
Selected Financial Information	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$156,838	$204,876	$124,646	$154,073	$100,522	$117,075	$125,881	$34,855
Cost of sales	$111,213	$121,236	$92,006	$95,782	$57,061	$58,008	$60,275	$26,187
Cost of sales - standby costs	$—	$—	$—	$—	$—	$—	$—	$9,166
Depletion, depreciation and amortization	$30,556	$43,278	$29,122	$28,868	$15,345	$15,399	$17,573	$7,264
Mine operating earnings (loss)	$15,069	$40,362	$3,518	$29,423	$28,116	$43,668	$48,033	($7,762)
Net earnings (loss) after tax	$7,285	($3,971)	($18,406)	$15,599	$1,855	$34,545	$30,946	($9,968)
Earnings (loss) per share - basic	$0.03	($0.02)	($0.07)	$0.06	$0.01	$0.16	$0.14	($0.05)
Earnings (loss) per share - diluted	$0.03	($0.02)	($0.07)	$0.06	$0.01	$0.15	$0.14	($0.05)

During the first quarter of 2022, mine operating earnings were $15.1 million compared to earnings of $40.4 million in the previous quarter primarily attributed to lower production and lower head grades produced compared to the previous quarter. As a result, the net earnings for the quarter was $7.3 million compared to a loss of $4.0 million in the prior quarter primarily attributed to an income tax recovery of $19.2 million compared to an income tax expense of $23.9 million in the previous quarter.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2022, the Company had cash and cash equivalents of $192.8 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $6.4 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at March 31, 2022 was $194.4 million compared to $224.4 million at December 31, 2021. Total available liquidity at March 31, 2022 was $294.4 million, including working capital and $100.0 million of undrawn revolving credit facility.

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended March 31,
	2022	2021
Cash flow
Cash (used in) generated by operating activities	($18,984)	$7,431
Cash used in investing activities	(39,779)	(46,264)
Cash generated by financing activities	12,152	1,276
Decrease in cash and cash equivalents	($46,611)	($37,557)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	1,486	663
Cash and cash equivalents, beginning of the period	237,926	238,578
Cash and cash equivalents, end of period	$192,801	$201,684

The Company’s cash flows from operating, investing and financing activities during the three months ended March 31, 2022 are summarized as follows:
•Cash used in operating activities of $19.0 million, primarily due to:
•$27.5 million in income taxes paid during the period;

First Majestic Silver Corp. 2022 First Quarter Report	Page 21

•$26.8 million net change in non-cash working capital items during the period, including a $2.6 million increase in trade receivables, a $2.4 million increase in inventories, a $4.2 increase in prepaid expenses, a $8.3 million decrease in trade payables and a $16.4 million increase in restricted cash (PEM frozen bank account), partially offset by a $7.1 million decrease in value added tax ("VAT") receivables;
net of:
•$35.3 million in cash flows from operating activities before movements in working capital and taxes.

•Cash used in investing activities of $39.8 million, primarily related to:
•$32.0 million spent on mine development and exploration activities;
•$6.3 million spent on purchase of property, plant and equipment;
•$4.0 million spent on deposits on non-current assets;
•$1.4 million spent on the purchase of marketable securities;
net of:
•$2.9 million of net proceeds from the settlement of derivatives; and
•$1.1 million of net proceeds from the disposal of marketable securities.
•Cash provided by financing activities of $12.2 million, primarily consists of the following:
•$13.2 million of net proceeds from the issuance of shares through the ATM;
•$2.2 million of net proceeds from the exercise of stock options;
net of:
•$3.0 million on repayment of lease obligations; and
•$0.3 million payment of financing costs.

During the quarter ended March 31, 2022 the Company received $14.5 million (297.4 million MXN) related to value added tax filings. In connection with the PEM tax ruling, the tax authority has frozen a PEM bank account with cumulative funds of $64.4 million as a guarantee against certain disputed tax assessments which are currently held within the Company's restricted cash accounts. This balance consists of VAT refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with SAT's position and is challenging the freezing of the bank account through the relevant legal channels. Additionally, as part of the acquisition of Jerritt Canyon, the Company was required to hold certain funds in escrow to settle the payment for Triggered Tax provisions along with any adjustments to working capital. As at March 31, 2022, $12.8 million remained in escrow which was released and paid to Sprott Mining subsequent to quarter-end as part of the finalization of the Triggered Tax and working capital adjustments.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at March 31, 2022 and December 31, 2021, the Company was fully in compliance with these covenants.

First Majestic Silver Corp. 2022 First Quarter Report	Page 22

Contractual Obligations and Commitments

As at March 31, 2022, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$124,306	$124,306	$—	$—	$—
Debt facilities	236,072	1,497	2,850	231,725	—
Lease liabilities	42,617	11,798	20,362	9,306	1,151
Other liabilities	6,591	—	—	—	6,591
Purchase obligations and commitments	19,176	19,176	—	—	—
	$428,762	$156,777	$23,212	$241,031	$7,742

At March 31, 2022, the Company had a working capital of $194.4 million (2021 – $224.4 million) and total available liquidity of $294.4 million (2021 – $274.4 million), including $100.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at March 31, 2022, VAT receivable was $40.0 million (December 31, 2021 - $47.1 million), of which $21.8 million (December 31, 2021 $22.2 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $14.0 million (December 31, 2021 - $22.0 million) relates to PEM. The SAT commenced processing VAT refund requests by PEM in June 2021 and the Company expects the amounts to be refunded within the next twelve months.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange

First Majestic Silver Corp. 2022 First Quarter Report	Page 23

risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian Dollar and the Mexican Peso against the U.S. Dollar is included in the table below:

	March 31, 2022
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Trade and other receivable	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$51,796	$12,764	$—	$6,893	($4,364)	$148	$67,237	$6,724
Mexican peso	13,787	64,376	36,191	—	(49,318)	—	65,036	6,504
	$65,583	$77,140	$36,191	$6,893	($53,682)	$148	$132,273	$13,227

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		March 31, 2022
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$2,461	$501	$2,962
	$2,461	$501	$2,962

Political and Country Risk
First Majestic currently conducts foreign operations in México and the United States, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, the conflict between Russia and Ukraine, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery
There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

First Majestic Silver Corp. 2022 First Quarter Report	Page 24

Public Health Crises
Global financial conditions and the global economy in general have experienced, at various times in the past and potentially in the future, extreme volatility in response to economic shocks or other events, such as the ongoing situation concerning COVID‐19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic. As of the date of this MD&A, the global spread of COVID‐19 continues to result in, among other things, restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Due to the potential for new variants of COVID-19, future disruptions to business internationally and related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the long-term impact of the pandemic on global economies and financial markets remains uncertain and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

In particular, the continued spread of COVID‐19 globally and emergence of new variants could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

During 2022, the Company continued to implement preventative control measures to protect the safety and health of our employees, contractors, and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, and pre-screening for virus symptoms. The Company’s Polymerase Chain Reaction (PCR) laboratory in Durango, Mexico, supported these initiatives.

The Company continues to monitor the various government health measures in the jurisdictions where we operate and there are no COVID-19-related restrictions on mine operations at this time.

There is no guarantee that the Company will not experience significant disruptions to or additional closures of some or all of its active mining operations due to COVID-19 restrictions in the future. Any such disruptions or closures could have a material adverse effect on the Company’s production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by the COVID-19 crisis which may in turn cause further disruption to the Company’s business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company’s mines. Any long-term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere.

The impact of COVID‐19 and government responses thereto may also continue to have a material impact on financial markets and could constrain the Company's ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition, and results of operations.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable

First Majestic Silver Corp. 2022 First Quarter Report	Page 25

environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

On August 26, 2021, the NDEP issued 10 Notices of Alleged Violation (collectively the “NOAV”) that alleged the Company doing business as Jerritt Canyon Gold, LLC had violated various air permit conditions and regulations applicable to operations at the Jerritt Canyon in Elko County, Nevada. The NOAV are related to compliance with emission monitoring, testing, recordkeeping requirements, and emission and throughput limits.

The Company filed a Notice of Appeal on September 3, 2021, challenging the NOAV before the Nevada State Environmental Commission (“NSEC”). The Company raised various defenses to the NOAV, including that the Company is not liable for the violations because it was never the owner/operator of Jerritt Canyon during the period the alleged violations began (on April 30, 2021, the Company acquired Jerritt Canyon Canada Ltd, which, through subsidiaries, owns and operates Jerritt Canyon). There is currently no hearing scheduled or any scheduling order in the matter, and the parties have yet to engage in discovery.

On March 8, 2022, NDEP issued an additional four Notices of Alleged Violations to Jerritt Canyon Gold, LLC for alleged exceedances and violations of an Air Quality Operating permit and Mercury Operating Permit to Construct. The new NOAVs relate to alleged exceedances of a mercury emission limitations, exceedances of operating parameters, installation of equipment, and recordkeeping requirements. The Company filed a Request for Hearing with the Nevada State Environmental Commission on March 18, 2022 that challenged the bases for the alleged NOAVs and any potential penalties associated with the NOAVs. JCG and NDEP agreed to waive the 20-day hearing requirement for the NOAVs and the parties request that the NSEC withhold schedule a hearing for the NOAVs at this time. At this time the estimated amount cannot be reliably determined.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell to WPMI all the silver produced from the San Dimas mine, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1%.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurance that the SAT would accept the PEM Realized Price as the price to use to calculate Mexican income

First Majestic Silver Corp. 2022 First Quarter Report	Page 26

taxes, Primero applied for and received on October 4, 2012, an Advance Pricing Agreement (“APA”) from the SAT for taxation years 2010 to 2014. The APA confirmed that the PEM Realized Price could be used as Primero’s basis for calculating taxes owed by PEM for the silver sold under the Old Stream Agreement. The purpose of the APA was to have SAT provide tax certainty and as a result Primero and PEM made significant investments in Mexico based on that certainty.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim did not identify any alternative basis for paying taxes.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $246.0 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $135.7 million (2,723 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments were issued in violation of the terms of the APA. The key items in the Reassessments include determining revenue on the sale based on the silver spot market price, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings under relevant tax treaties between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by the SAT ("Dismissals") in May 2020. The Company believes that the Dismissals breach international obligations regarding double taxation treaties, and also that the APA remains valid and legally binding. The Company will continue disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings against the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020 and February 2021, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose of its concessions and real properties, and to restrict access to funds within its bank account, the latter as disclosed in Note 18(b)3 of the condensed interim consolidated financial statements.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including annulment suits before the Mexican Federal Tax Court on Administrative Matters ("Federal Court"), which remain unresolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”). The Company believes that the actions of the SAT are neither fair nor equitable, are discriminatory against the Company as a foreign investor, amount to a denial of justice under international law, and furthermore violate various provisions of the Federal Constitution of the United Mexican States, Mexican domestic law, and Mexican court precedents.

On May 13, 2020, the Company provided to the Government of Mexico notice of its intention to initiate an international arbitration proceeding (“Notice of Intent”) pursuant to the North American Free Trade Agreement (“NAFTA”). The Notice of Intent commenced a 90-day period for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the dispute. On August 11, 2020, the 90-day period expired without any resolution of the dispute.

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors having reviewed the written reasons have advised that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the amparo file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari.

First Majestic Silver Corp. 2022 First Quarter Report	Page 27

The Company intends to continue to challenge the actions of the SAT in Mexican courts. However, due to the ongoing COVID-19 crisis, the Mexican courts continues to be available only on a restricted basis for further hearings on these matters.

On March 2, 2021, the Company announced that it submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted by the appointment of all three panel members on August 20, 2021, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have commenced. The first session of the NAFTA Proceedings was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021. Thereafter, on April 25, 2022, the Company submitted its Claimant’s Memorial including expert reports and witness statements to the Tribunal. Mexico is required to respond to the Claimant’s Memorial by November 24, 2022, unless the Tribunal agrees to a bifurcated procedure allowing Mexico to challenge the Tribunal’s jurisdiction to conduct this arbitration proceeding. Mexico has to make its request for bifurcated proceedings by June 14, 2022. If the SAT were to be successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver pursuant to the Old Stream Agreement for 2010 through 2014. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $241.0 million (4,703 million MXN), before taking into consideration interest or penalties.

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and, therefore, at this time no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

(c) La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V., the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $7.6 million (155.4 million MXN) and $6.2 million (126.6 million MXN), respectively.  The key items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company, based on advice from legal and financial advisors believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

No shares were repurchased during the three months ended March 31, 2022 and during the year ended December 31, 2021.

Off-Balance Sheet Arrangements

At March 31, 2022, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or

First Majestic Silver Corp. 2022 First Quarter Report	Page 28

credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

In July 2020, the Company completed the agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project. First Mining is a related party with one independent board member who is a director and/or officer of First Majestic.

With the exception of the agreement with First Mining Gold Corp., there were no transactions with related parties outside of the ordinary course of business during the three months ended March 31, 2022.

Outstanding Share Data

As at May 11, 2022, the Company has 262,844,560 common shares issued and outstanding.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to March 31, 2022:

Declaration of Quarterly Dividend
On May 11, 2022, the Company's board of directors approved its quarterly common share dividend of $0.0060 per share, payable on or after June 10, 2022, to common shareholders of record at the close of business on May 25, 2022. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the period ended March 31, 2022.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by the International Accounting Standards Board ("IASB") requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company's condensed interim consolidated financial statements for the three months ended March 31, 2022, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2021 and the following accounting policies, critical judgments and estimates in applying accounting policies:

New and amended IFRS standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Standards and Interpretations issued by the IASB that were effective for annual periods that begin on or after January 1, 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

First Majestic Silver Corp. 2022 First Quarter Report	Page 29

The amendments were applied effective January 1, 2022 and did not have a material impact on the Company's consolidated financial statements.

Provisions, Contingent Liabilities and Contingent Assets (Amendment to IAS 37)
The amendments clarify that the cost of fulfilling a contract when assessing whether a contract is onerous comprise both the incremental costs and an allocation of other costs that relate directly to fulfilling the contract. The amendments apply to contracts existing at the date when the amendments are first applied. On adoption of this amendment, there was no impact to the Company's consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at March 31, 2022:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information". Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements. This amendment is not expected to have a material impact on the Company's financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in accounting estimate that results from new information or new developments is not the correction of an error

• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted. This amendment is not expected to have a material impact on the Company's financial statements.

First Majestic Silver Corp. 2022 First Quarter Report	Page 30

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company's financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per silver equivalents ounce”, "All-in sustaining cost per silver equivalent ounce", “Production cost per tonne”, “Average realized silver equivalent price”, "Average realized gold price", “Adjusted earnings per share”, “Free cash flow” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Effective January 1, 2021, the Company transitioned its cost reporting from Cost per Silver Ounce to Cost per Silver Equivalent ("AqEq") Ounce basis. Management believes the change to using silver equivalent ounce will provide management and investors with an improved ability to evaluate operating performance of the Company, as it eliminates volatility in Cash Cost and AISC per ounce due to market volatility in silver and gold prices as well as timing of by-product credit sales. Prior period comparatives of Cash Cost and AISC per ounce have been updated to be consistent with the new AgEq ounce metric.

Cash Cost per AgEq Ounce, All-In Sustaining Cost per AgEq Ounce and Production Cost per Tonne

Cash costs per AgEq ounce and total production cost per tonne are non-GAAP performance measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, in conjunction with the related GAAP amounts. These metrics are widely reported in the mining industry as benchmarks for performance but do not have a standardized meaning and are disclosed in addition to IFRS measures. Management and investors use these metrics for comparing the costs against peers in the industry and for assessing the performance of each mine within the portfolio.

Management calculates the cash costs per ounce and production costs per tonne by:
•starting with the production costs (GAAP) from the income statement;
•adding back duties and royalties, smelting and refining costs as well as transportation and selling costs, which form a part of the cost of sales on the financial statements and provide a better representation of total costs incurred;
•cash costs are divided by the payable silver equivalent ounces produced; and
•production costs are divided by the total tonnes milled.

AISC is a non-GAAP performance measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce and is useful for investors and management to assess the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations, in conjunction with related GAAP amounts. AISC helps investors to assess costs against peers in the industry and help management assess the performance of each mine within the portfolio in a standardized manner.

First Majestic Silver Corp. 2022 First Quarter Report	Page 31

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production costs (GAAP measure) incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2022 First Quarter Report	Page 32

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our condensed interim consolidated financial statements.

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)	Three Months Ended March 31, 2022
	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Consolidated
Mining cost	$10,897	$10,291	$3,094	$27,194	$51,476
Milling cost	6,158	7,229	4,231	10,334	27,952
Indirect cost	11,001	4,965	3,029	5,518	24,513
Total production cost (A)	$28,057	$22,485	$10,355	$43,046	$103,943
Add: transportation and other selling cost	106	110	86	13	369
Add: smelting and refining cost	390	100	138	16	644
Add: environmental duty and royalties cost	381	1,479	77	833	2,770
Total cash cost (B)	$28,934	$24,174	$10,656	$43,908	$107,726
Workers’ participation	2,399	831	(520)	—	2,710
General and administrative expenses	—	—	—	—	9,881
Share-based payments	—	—	—	—	4,822
Accretion of decommissioning liabilities	292	159	208	513	1,506
Sustaining capital expenditures	8,179	4,191	1,588	7,101	21,445
Operating lease payments	116	1,069	810	—	2,379
All-In Sustaining Costs (C)	$39,920	$30,424	$12,742	$51,522	$150,469
Payable silver equivalent ounces produced (D)	3,075,050	1,865,869	649,063	1,618,780	7,208,762
Payable gold equivalent ounces produced (E)	N/A	N/A	N/A	20,707	N/A
Tonnes milled (F)	195,300	201,911	249,906	230,001	877,118

Cash cost per AgEq ounce (B/D)	$9.41	$12.96	$16.41	$27.12	$14.94
AISC per AgEq ounce (C/D)	$12.98	$16.31	$19.63	$31.83	$20.87
Cash cost per AuEq ounce (B/D)	N/A	N/A	N/A	$2,120	N/A
AISC per AuEq ounce (C/E)	N/A	N/A	N/A	$2,488	N/A
Production cost per tonne (A/F)	$143.66	$111.36	$41.43	$187.15	$118.51

First Majestic Silver Corp. 2022 First Quarter Report	Page 33

(expressed in thousands of U.S. Dollars, except ounce and per ounce amounts)		Three Months Ended March 31, 2021
	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$11,577	$6,295	$3,181	$21,054
Milling cost	6,643	7,245	3,937	17,825
Indirect cost	9,761	3,911	2,743	16,416
Total production cost (A)	$27,982	$17,451	$9,861	$55,294
Add: transportation and other selling cost	347	148	111	662
Add: smelting and refining cost	394	119	155	668
Add: environmental duty and royalties cost	369	112	92	573
Total cash cost (B)	$29,092	$17,830	$10,219	$57,197
Workers’ participation	3,469	55	126	3,667
General and administrative expenses	—	—	—	6,501
Share-based payments	—	—	—	3,594
Accretion of decommissioning liabilities	177	77	129	639
Sustaining capital expenditures	8,836	4,657	973	15,096
Operating lease payments	68	50	644	1,131
All-In Sustaining Costs (C)	$41,642	$22,669	$12,091	$87,825
Payable silver equivalent ounces produced (D)	2,909,490	883,447	741,865	4,534,803
Tonnes milled (E)	199,466	185,358	229,421	614,245

Cash cost per AgEq ounce (B/D)	$10.00	$20.18	$13.77	$12.61
AISC per AgEq ounce (C/D)	$14.31	$25.66	$16.30	$19.35
Production cost per tonne (A/E)	$140.29	$94.15	$42.99	$90.03

First Majestic Silver Corp. 2022 First Quarter Report	Page 34

Average Realized Silver Price per Silver Equivalent Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized silver price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Gross revenues are divided into payable silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended March 31,
	2022	2021
Revenues as reported	$156,838	$100,522
Add back: smelting and refining charges	645	668
Gross revenues	157,483	101,190
Less: Sandstorm gold revenues	(291)	(557)
Less: Wheaton gold revenues	(6,225)	(6,288)
Gross revenues, excluding Sandstorm, Wheaton (A)	$150,968	$94,345

Payable silver equivalent ounces sold	6,446,737	4,249,516
Less: Payable silver equivalent ounces sold to Sandstorm	(2,904)	(82,250)
Less: Payable silver equivalent ounces sold to Wheaton	(786,395)	(690,130)
Payable silver equivalent ounces sold, excluding Sandstorm and Wheaton (B)	5,657,438	3,477,136

Average realized silver price per silver equivalent ounce (A/B)	$26.68	$27.13
Average market price per ounce of silver per COMEX	$24.04	$26.25

First Majestic Silver Corp. 2022 First Quarter Report	Page 35

Average Realized Gold Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver or gold doré bars, including associated metal by-products of lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The average realized gold price is a non-GAAP performance measure that allows management and investors to assess the Company's ability to sell ounces produced, in conjunction with related GAAP amounts. Management calculates this measure by taking total revenue reported under GAAP and adding back smelting and refining charges to arrive at the gross reportable revenue for the period. Silver revenues are deducted from the reportable revenue for the period in order to arrive at the gold revenue for the period. Gross gold revenues are divided into gold ounces sold to calculate the average realized price per ounce of gold sold. The streaming and royalty agreements in place between the Company and Sandstorm as well as Wheaton, impacts the total revenues reported on the financial statements given the reduced prices provided to these vendors in line with the terms of the agreements. Therefore, management adjusts revenue to exclude smelting and refining charges as well as revenues earned through agreements with these vendors. This provides management with a better picture regarding its ability to convert ounces produced to ounces sold and provides the investor with a clear picture of the price that the Company can currently sell the inventory for, excluding pre-arranged agreements.

	Three Months Ended March 31,
	2022	2021
Gross revenue, excluding Sandstorm, Wheaton	$150,968	$94,345
Less: Silver revenues	(62,155)	(72,851)
Gross gold revenues, excluding Sandstorm, Wheaton (A)	$88,813	$21,494

Gold ounces sold	58,215	23,275
Less: Gold ounces sold to Sandstorm	(621)	(1,201)
Less: Gold ounces sold to Wheaton	(10,070)	(10,273)
Gold ounces sold, excluding Sandstorm and Wheaton (B)	47,525	11,801

Average realized gold price per ounce (A/B)	$1,869	$1,821
Average market price per ounce of gold	$1,874	$1,798

Free Cash Flow

Free cash flow is a non-GAAP liquidity measure which is determined based on operating cash flows less sustaining capital expenditures. Management uses free cash flow as a critical measure in the evaluation of liquidity in conjunction with related GAAP amounts. It also uses the measure when considering available cash, including for decision-making purposes related to dividends and discretionary investments. Further, it helps management, the Board of Directors and investors evaluate a Company's ability to generate liquidity from operating activities.

	Three Months Ended March 31,
	2022	2021
Operating cash flows	($18,984)	$7,431
Less: Sustaining capital expenditures	21,445	15,096
Free cash flow	($40,429)	($7,665)

First Majestic Silver Corp. 2022 First Quarter Report	Page 36

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” which is a non-GAAP measure, to supplement earnings per share (GAAP) information in its condensed interim consolidated financial statements . The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Management uses adjusted earnings per share as a critical measure operating performance in conjunction with the related GAAP amounts. The only items considered in the adjusted earnings-per-share calculation are those that management believes (1) may affect trends in underlying performance from year to year and (2) are not considered normal recurring cash operating expense.

Adjusted earnings per share is used for forecasting, operational and strategic decision making, evaluating current Company and management performance, and calculating financial covenants. Management believes that excluding certain non-cash and non-recurring items from the calculation increases comparability of the metric from period to period, which makes it useful for management, the audit committee and investors, to evaluate the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

To calculate adjusted earnings per share, management adjusts from net earnings (GAAP), the per-share impact, net of the tax effects of adjustments, of the following:
•share based payments;
•realized and unrealized gains and losses from investment in derivatives and marketable securities; and
•other infrequent or unusual losses and gains.

The following table provides a detailed reconciliation of net earnings (losses) as reported in the Company’s condensed interim consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended March 31,
	2022	2021
Net earnings as reported	$7,285	$1,855
Adjustments for non-cash or unusual items:
Deferred income tax recovery expense	(23,226)	(1,825)
Share-based payments	4,822	3,594
Loss from investment in derivatives and marketable securities	546	1,289
Write-down on assets held-for-sale	—	2,081
Write-down of mineral inventory	4,412	—
Adjusted net earnings	($6,161)	$6,994
Weighted average number of shares on issue - basic	260,199,875	222,544,712
Adjusted EPS	($0.02)	$0.03

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	March 31, 2022	December 31, 2021
Current Assets	$351,085	$397,207
Less: Current Liabilities	(156,668)	(172,822)
Working Capital	$194,417	$224,385
Available Undrawn Revolving Credit Facility	100,000	50,000
Available Liquidity	$294,417	$274,385

First Majestic Silver Corp. 2022 First Quarter Report	Page 37

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•     provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•     provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed interim consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The Company's management evaluated the effectiveness of our internal controls over financial reporting based upon the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, our CEO and CFO concluded that our internal controls over financial reporting was effective as of March 31, 2022. There have been no significant changes in our internal controls during the quarter ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators, lays out the standards of disclosure for mineral projects. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves,

First Majestic Silver Corp. 2022 First Quarter Report	Page 39

the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2021, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2022 First Quarter Report	Page 40